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27 April 2006

SEC MAIL PROCESSING RECEIVED MAY 02 2006 WASH. D.C. 192 SECTION

File No. 040006-0000 82-34770

VIA MESSENGER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

06013036

SUPPL

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to <u>Rule 12g3-2(b) under the Securities Exchange Act of 1934</u>**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release titled "Yara sells ammonia fleet to BW Gas" dated 27 April, 2006.

Feel free to call me with any questions on +44 20 7710-1016.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy letter and returning it to our courier.

PROCESSED
MAY 04 2006
THOMSON FINANCIAL

Yours sincerely,

Rakhi Mehta

Rakhi Mehta
Senior Paralegal

Enclosure

dlw 5/3

YARA

Yara sells ammonia fleet to BW Gas

Oslo (2006-04-27): Yara International ASA and BW Gas have today entered into a Heads of Agreement under which Yara divests most of its ammonia shipping assets to BW Gas. This comprises seven fully owned ammonia vessels and three charter-parties. The agreed price is USD 347 million, of which Yara receives USD 235 million after having spent USD 112 million on buying out two partly owned vessels.

Yara and BW Gas will also enter into a partnership agreement under which BW Gas will provide shipping services that Yara has defined to be non-core. Yara is today the world's largest player in the ammonia segment, trading more than 5 million tonnes per year or one third of the global seaborne trade. The partnership will increase Yara's ability to participate in future expansions of seaborne ammonia trade and logistics optimization at the same time as BW Gas' shipping scale is being improved.

"Our shipping activities have, and will continue to represent an important competitive advantage for Yara for many years. While commercial control remains a core activity for Yara, ownership of shipping capacity is not. With BW Gas we establish a strong partnership. Their strength as the leading shipping service supplier within the LPG/ammonia segment will increase our flexibility and support our growth ambitions," says President and CEO of Yara International, Thorleif Enger.

Commenting on the deal, Jan Håkon Pettersen, Managing Director and CEO of BW Gas, says: "The partnership with Yara, the world's leading ammonia producer, is strategically important for BW Gas to reach it's goal of becoming the preferred supplier of gas transportation. The relationship will improve the utilization of our fleet and create value for our shareholders. We will at the same time renew and expand our ammonia fleet and further strengthen our position as the world's leading shipping service provider to the gas industry."

The agreement covers the following acquired ships and charter-parties:

Vessel	Year built	**Contract to Yara**	**Contract start**
Acquired fleet			
Polar Viking	2004	10 years	Upon delivery June-July
Pacific Viking	2005	10 years	Upon delivery June-July
Euro Viking	1997	5 years	Upon delivery June-July
Agri Viking	1997	3 years	Upon delivery June-July
Oscar Viking	1983	8 years	Upon delivery June-July
Bussewitz	1983	8 years	Upon delivery June-July
Baltic Viking	2000	10 years	Upon delivery June-July
Charter-parties			
K-Line (I)	2007	15	September 2007
K-Line (II)	2007	15	December 2007
Marola	2003	13	November 2006

The vessels will be time chartered by Yara with an average duration of 9 years.

The transaction is based on future freight contracts for Yara at rates that are assumed to reflect market rates. These are somewhat higher than the existing freight contracts that Yara has with different shipping companies. This is reflected in the divestment price for the ammonia-shipping portfolio. The divestment of the ammonia shipping portfolio will give Yara an immediate cash injection of USD 235 million (NOK 1,500 million), while Yara's freight costs will increase with USD 29 million (NOK 185 million) in the first years after the transaction, compared to the existing freight contracts. The transaction will create a net income for Yara of more than NOK 800 million, which is expected to be booked in second quarter 2006.

Due to Yara's strong balance sheet and strong cash flow, Yara intends to spend up to half of the cash from the sale on an extraordinary share buy-back within the 5% authorization that has been proposed to the General Meeting in May.

Yara has previously stated that it expects to pay out to the shareholders 40-45% of net income in dividends and share buy-backs as an average over the business cycle. As a result of the cash injection from the divestment of the ammonia fleet, Yara expects to exceed this level in 2006 as a percentage of the 2005 net income.

The closing of the deal is expected before the end of second quarter 2006. The agreement is subject to approval from competition authorities.

A press conference will be held at Vika Atrium (Munkedamsveien 45), **Oslo on Thursday April 27 at 11.00. President and CEO Thorleif Enger (Yara) and Managing Director and CEO Jan Håkon Pettersen (BW Gas) will attend the press conference**

Click here view press picture

To download a high resolution picture go to www.yara.com and navigate to Newsroom/Image gallery/Fertilizer.

Contact

Torgeir Kvidal, Investor Relations
Telephone (+47) 24 15 72 95
Cellular (+47) 91 339 832
E-mail **torgeir.kvidal@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is a leading chemical company that converts energy and nitrogen from the air into essential products for farmers and industrial customers. As the number one global supplier of mineral fertilizers and agronomic solutions, we help provide food for a growing world population. Our industrial product portfolio includes environmental protection agents that safeguard air and water purity and preserve food quality. Yara's global workforce of 6800 employees represents great diversity and talent enabling Yara to remain a leading performer in its industry.
www.yara.com
